

Mail Stop 4631

November 13, 2009

Alan Hartslief
Chief Financial Officer and Secretary
KHD Humboldt Wedag International Ltd.
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre,
11 Duddell Street, Central
Hong Kong SAR, China

> **Re:** **KHD Humboldt Wedag International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-4192**

Dear Mr. Hartslief:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism...page 21.

1.   We note your response to comment 2, advising us that you currently engage "in business, primarily the provision of spare parts, with companies located in Iran, Sudan, Cuba, and Syria, countries that are currently designated as state sponsors of terrorism by the United States State Department." Also, you list on your website a branch office that your subsidiary, KHD Humboldt Wedag GmbH, has

in Iran. We note that your Form 20-F does not include disclosure regarding any contacts with Iran, Sudan, Cuba, and Syria. Please describe to us, with a view toward disclosure in future filings, the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, Sudan, Cuba, and Syria, whether through subsidiaries or other direct or indirect arrangements. Your response should describe in reasonable detail any products, including spare parts, equipment, components, technology, or services you have provided to Iran, Sudan, Cuba, and Syria directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss, with a view toward disclosure in future filings, the materiality of your contacts with Iran, Sudan, Cuba, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran, Sudan, Cuba, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba, and Syria.

Application of Critical Accounting Policies, page 46
Revenue Recognition, page 46

3.   Please expand the disclosures in your future filings to include the significant information you provided supplementally in response to our prior comment five. In this regard, please ensure that you discuss the cancellation clauses in your contracts including your legal and enforceable rights and clarify that you were entitled to payments related to the contracts comprising the $32 million loss you recognized in fiscal 2008, but that you chose to not pursue payment because there was significant uncertainty regarding collectability.

Note 26. Financial Instruments, page 111

4.   We note your response to our prior comment nine. As previously requested, please tell us your intentions regarding future disclose related to the information we requested.

Exhibits

5.   We reviewed the response to prior comment 11. KHD Humboldt Wedag
        International must request confidential treatment of information otherwise
        required to be disclosed in a Form 20-F. See Rule 24b-2 under the Exchange Act.
        Submit promptly a confidential treatment request to the Commission's Office of
        the Secretary for the portions of the agreements for which KHD Humboldt Wedag
        International is seeking confidential treatment. Concurrently, file by amendment
        to the Form 20-F the portions of the agreements for which KHD Humboldt
        Wedag International is not seeking confidential treatment. In preparing the
        confidential treatment request, you may wish to refer to our February 28, 1997
        Staff Legal Bulletin 1 and our July 11, 200l Staff Legal Bulletin 1A that are
        available on the Commission's website at http://www.sec.gov.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Tricia
Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding the
financial statements and related comments. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you
have any other questions.

                                                        Sincerely,

                                                        John Cash
                                                        Accounting Branch Chief